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Franklin Bitcoin ETF

Prospectus
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NAV[1]	Market Price[1]	YTD Total Return At NAV[2]
$27.07	$27.05	—

Fund Expense Reduction and Fee Waiver

Overview | Performance | Portfolio | Pricing | Documents

See the risks and other important information.

Overview

Fund Description | About Bitcoin

EZBC seeks to reflect generally the performance of the price of bitcoin before payment of the fund's expenses.

- **SIMPLIFIED ACCESS:** Convenient and cost-effective, lowering the barrier of entry into the crypto market.
- **CREDIBILITY:** Offered by Franklin Templeton, a trusted partner to clients for 75 years, custodied by Coinbase, and registered under the Securities Act of 1933.
- **EMERGING OPPORTUNITY:** Exposure to an emerging asset class still early in its adoption cycle, with the potential for attractive returns for risk-tolerant investors willing to embrace volatility.

Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus. The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA.

Fund Information

Fund Inception Date	01/11/2024	Listing Exchange	Cboe
Asset Class	Alternatives	Total Net Assets	$2.71 Million
Bitcoin in Fund	1131.00	Benchmark	CME CF Bitcoin Reference Rate
Bitcoin per Basket	29.00	Fiscal Year End	March 31
Administrator	Bank of New York Mellon	Trustee	Delaware Trust Company
Auditor	PricewaterhouseCoopers	Bitcoin Custodian	Coinbase Custody Trust Company, LLC
Marketing Agent	Franklin Distributors, LLC		

Sales Charges, Expenses & Fees

Gross Sponsor Fee[3]	0.19
Net Sponsor Fee[3,4]	0.00

Identifiers

Ticker	EZBC
IOPV / IIV Ticker[5]	EZBC.IV
CUSIP Code	354921108
ISIN Code	US3549211080
Bloomberg Code	EZBC US

Trading Characteristics

Shares Outstanding	100,000
Daily Volume	N/A
20-Day Average Volume	N/A

Performance

Average Annual Total Returns	Calendar Year Returns	Cumulative Total Returns	Risk Measures

Data is currently not available for this fund

Portfolio

Assets

Total Net Assets	$2.71 Million

Pricing

Pricing History Chart

Time Period: Since Inception

From: 01/11/2024 To: 01/11/2024



NAV
Market Price

Daily Fund Prices

Share Prices

NAV [1] (Net Asset Value)	$27.07	Market Price [1]	$27.06
NAV Change [1]	$0.00	Market Price Change [1]	$0.00
NAV Change (%) [1]	—	Market Price Change (%) [1]	—

52-Week Range

Highest NAV	$27.07	Highest Market Price	$27.06
Lowest NAV	$27.07	Lowest Market Price	$27.06

Premium / Discount

Avg. of Market Price vs. NAV since Inception	-0.07%	Avg. of Market Price vs. NAV at Close [1]	-0.07%

View Historical Pricing

Historical Premium/Discount *

Time Period
1 Month

From
01/11/2024

To
01/11/2024



Documents

Fund Literature

Name		
Form 8K - Franklin Bitcoin ETF	Download	Add To Cart
	Mailed hardcopies unavailable.	

Regulatory Documents

Name		
Prospectus - Franklin Bitcoin ETF	Download	Add To Cart

Risks

What Are the Risks?

All investments involve risks, including possible loss of principal. Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus.
The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA.

The Fund holds only bitcoin and cash and is not suitable for all investors. The Fund is not a diversified investment and, therefore, is expected to be more volatile than other investments, such as an investment in a more broadly diversified portfolio. **An investment in the Fund is not intended as a complete investment plan.**

An investment in the Fund is subject to market risk with respect to the digital asset markets. The trading price of the bitcoin held by the Fund may go up and down, sometimes rapidly or unpredictably. The value of the Fund's Shares relates directly to the value of bitcoins, which has been in the past, and may continue to be, highly volatile and subject to fluctuations due to a number of factors. Extreme volatility in the future, including substantial, sustained, or rapid declines in the trading prices of bitcoin, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value.

Competitive pressures may negatively affect the ability of the Fund to garner substantial assets and achieve commercial success.

Digital assets represent a new and rapidly evolving industry, and the value of the Fund's Shares depends on the acceptance of bitcoin. Due to the unregulated nature and lack of transparency surrounding the operations of digital asset exchanges, which may experience fraud, manipulation, security failures or operational problems, as well as the wider bitcoin market, the value of bitcoin and, consequently, the value of the Shares may be adversely affected, causing losses to Shareholders.

Digital asset markets in the U.S. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of bitcoin or the Shares, such as by banning, restricting, or imposing onerous conditions or prohibitions on the use of bitcoins, mining activity, digital wallets, the provision of services related to trading and custodying bitcoin, the operation of the Bitcoin network, or the digital asset markets generally.

The Index price used to calculate the value of the Fund's bitcoin has a limited performance history and may be volatile, adversely affecting the value of the Shares. Moreover, the Index Administrator could experience system failures or errors. Errors in the Index data, computations and/or construction may occur from time to time and may not be identified and/or corrected for a period of time or at all, which may have an adverse impact on the Fund and the Shareholders. A temporary or permanent "fork" could adversely affect the value of the

Shares. Shareholders should not expect to receive the benefits of any forks or "airdrops."

The Fund is a passive investment vehicle and is not actively managed, meaning it does not manage its portfolio to sell bitcoin at times when its price is high, or acquire bitcoin at low prices in the expectation of future price increases. Also, the Fund does not use any hedging techniques to attempt to reduce the risks of losses resulting from bitcoin price decreases. The Fund is not a leveraged product and does not utilize leverage, derivatives or similar instruments or transactions. The Fund's Shares are not interests or obligations of the Fund's Sponsor or its affiliates and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The amount of bitcoin represented by each Share will decrease over the life of the Fund due to the sales of bitcoin necessary to pay the Sponsor's Fee and other Fund expenses. Without increases in the price of bitcoin sufficient to compensate for that decrease, the price of the Shares will also decline, and you will lose money on your investment in Shares.

Security threats to the Fund's account at the Bitcoin Custodian or Prime Broker could result in the halting of Fund operations and a loss of Fund assets or damage to the reputation of the Fund, each of which could result in a reduction in the value of the Shares.

If the process of creation and redemption of Creation Units encounters any unanticipated difficulties, the possibility for arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of bitcoin may not exist and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

Important Information

Performance data quoted represents past performance, which does not guarantee future results.

All investments involve risk, including possible loss of principal. Please see each product's web page for specific details regarding investment objective, risks, performance, and other important information. Review this information carefully before you make any investment decision. **Investors cannot invest directly in an index, and unmanaged index returns do not reflect any fees, expenses or sales charges.**

Carefully consider a fund's investment objectives, risks, charges and expenses before investing. Please view the prospectus or summary prospectus for this and other information. Read it carefully.

Franklin Holdings, LLC is the Fund's Sponsor (the "Sponsor"). The Fund is a series of Franklin Templeton Digital Holdings Trust (the "Trust"). The Trust is a Delaware statutory trust that was formed on September 06, 2023. Shares of the Fund are not obligations of, and are not guaranteed by, the Sponsor or any of its subsidiaries or affiliates. The Bank of New York Mellon, or "BNYM," is the Administrator (the "Administrator") and Transfer Agent (the "Transfer Agent") of the Fund. BNYM also serves as the custodian of the Fund's cash, if any. Coinbase Custody Trust Company, LLC serves as the Custodian (the "Custodian") of the Fund's bitcoins. Delaware Trust Company, a subsidiary of the Corporation Services Company, is the sole trustee of the Trust (the "Trustee"). Franklin Distributors, LLC, an affiliate of the Sponsor, is the Fund's marketing agent (the "Marketing Agent").

The Trust is an "emerging growth company" as defined under the federal securities laws and, as such, has elected to comply with certain reduced public company reporting requirements. See the Fund's Prospectus for additional information.

The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com.

ETFs trade like stocks, fluctuate in market value and may trade at prices above or below their net asset value. Brokerage commissions and ETF expenses will reduce returns. ETF shares may be bought or sold throughout the day at their market price (MP), not their Net Asset Value (NAV), on a recognized national securities exchange. Shares of ETFs are tradable on secondary markets and may trade either at a premium or a discount to their NAV. The Fund issues and redeems Creation Units on a continuous basis. Creation Units are only issued or redeemed in exchange for an amount of cash determined based on the price of buying/selling the number of bitcoins published in the daily basket. No Shares are issued unless the Fund's prime broker has allocated to the Fund's account the corresponding amount of bitcoin. Creation Units may be created or redeemed only by Authorized Participants, who pay a transaction fee for each order to create or redeem Creation Units. The Shares will be sold to the public at prices that will reflect the price of bitcoin and the trading price of the Shares on the Cboe BZX exchange at the time of the offer.

The Shares are neither interests in nor obligations of the Sponsor, the Trustee, the Administrator, the Transfer Agent, the Custodians, the Marketing Agent or their respective affiliates.

Franklin Templeton, its affiliated companies, and its employees are not in the business of providing tax or legal advice to taxpayers. These materials and any tax-related statements are not intended or written to be used, and cannot be used or relied upon, by any such taxpayer for the purpose of avoiding tax penalties or complying with any applicable tax laws or regulations. Tax-related statements, if any, may have been written in connection with the "promotion or marketing" of the transaction(s) or matter(s) addressed by these materials, to the extent allowed by applicable law. Any such taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

CFA® and Chartered Financial Analyst® are trademarks owned by CFA Institute.

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The **CME CF Bitcoin Reference Rate - New York Variant** is a once-a-day benchmark index price that aggregates Bitcoin trade data from multiple USD markets operated by major cryptocurrency exchanges.
Source: CF Benchmarks Ltd. CF BENCHMARKS LTD LICENSOR PRODUCT(S) IS USED UNDER LICENSE AS A SOURCE OF INFORMATION. CF BENCHMARKS LTD, ITS LICENSORS AND AGENTS HAVE NO OTHER CONNECTION TO THE FUND OR THE SPONSOR AND DO NOT SPONSOR, ENDORSE, RECOMMEND OR PROMOTE ANY PRODUCTS OR SERVICES INCLUDING AS DESCRIBED HEREIN. CF BENCHMARKS ITS LICENSORS AND AGENTS HAVE NO OBLIGATION OR LIABILITY IN CONNECTION WITH THE OFFERING AND SALE OF THE FUND. CF BENCHMARKS ITS LICENSORS AND AGENTS DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF ANY INDEX LICENSED TO THE FUND OR THE SPONSOR AND SHALL NOT HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN.

Indexes are unmanaged and one cannot invest directly in an index. They do not reflect any fees, expenses or sales charges.

Important data provider notices and terms available at www.franklintempletondatasources.com

FINANCIAL ADVISORS: Please note that not all share classes may be available for sale at your firm. Please call Franklin Templeton at (800) DIAL BEN/342-5236 for more information.

Franklin Distributors, LLC. Member FINRA, SIPC. All entities mentioned are Franklin Templeton affiliated companies. Investment Products: **NOT FDIC INSURED | NO BANK GUARANTEE | MAY LOSE VALUE.**
Reports and other information about the funds are available on the EDGAR Database on the SEC's Internet site at www.sec.gov.

Footnotes

1. Net Asset Value (NAV) returns are based on the NAV of the ETF. The fund's NAV represents the per share value and is determined by dividing the total NAV of the fund by the number of shares outstanding. Market Price returns are based upon the official closing price of the ETF's shares. The fund calculates the NAV per share each business day and normally coincides with the close of trading on the exchange on which they are listed, typically 1 p.m. Pacific time. The fund does not calculate the NAV on days the exchange is closed for trading. Market Price returns market price returns are typically based upon the official closing price of the ETF's shares. These returns do not represent investors' returns had they traded shares at other times.

2. Figures are aggregate total return figures, have not been annualized and represent the change in value of an investment over the period indicated.

3. The Fund's only ordinary recurring expense is the Sponsor's annual fee applied to the NAV of the Fund. The Sponsor's annual fee accrues daily and is payable by the Fund monthly in arrears. The Fund's expenses will reduce the NAV of the Fund.

4. The Sponsor may, at its sole discretion and from time to time, waive all or a portion of the Sponsor's Fee for stated periods of time. The Sponsor is under no obligation to waive any portion of its fees and any such waiver shall create no obligation to waive any such fees during any period not covered by the waiver. For a period from January 12, 2024 to August 2, 2024, the Sponsor will waive a portion of the Sponsor's Fee so that the Sponsor's Fee after the fee waiver will be equal to 0.00% of the net asset value of the Fund for the first $10.0 billion of the Fund's assets.

5. Trading prices of a fund's shares in the secondary market generally differ from a fund's daily NAV and are affected by market forces such as supply and demand, economic conditions and other factors. Information regarding the intraday value of a fund's shares, also known as the "indicative optimized portfolio value" ("IOPV"), are disseminated every 15 seconds throughout the trading day by the national securities exchange on which the fund's shares are listed or by market data vendors or other information providers. Therefore, the IOPV should not be viewed as a "real-time" update of the fund's NAV, which is computed only once a day.

6. Returns are average annualized total returns, except for those periods of less than one year, which are cumulative. Market returns are based upon the midpoint of the bid/ask spread at 1:00 p.m. Pacific time (when NAV is normally determined for most Funds), and do not represent [illegible]